As filed with the Securities and Exchange Commission on January 4, 2002
                                                     Registration No. 333-______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                VERTICALNET, INC.
             (Exact name of Registrant as specified in its charter)

        Pennsylvania                       7319                   23-2815834
 (State or other jurisdiction       (Primary Standard         (I.R.S. Employer
of incorporation or organization) Industrial Classification  Identification No.)
                                    Code No.)

                                700 Dresher Road
                           Horsham, Pennsylvania 19044
                                 (215) 328-6100
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                             James W. McKenzie, Jr.
             Executive Vice President, General Counsel and Secretary
                                700 Dresher Road
                           Horsham, Pennsylvania 19044
                                 (215) 328-6100

              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

   TITLE OF EACH CLASS                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM
      OF SECURITIES               AMOUNT TO BE           OFFERING PRICE           AGGREGATE               AMOUNT OF
    TO BE REGISTERED             REGISTERED(1)          PER SECURITY (2)        OFFERING PRICE         REGISTRATION FEE

Common Stock, $0.01 par            14,157,630                $1.445               $20,457,775.00          $4,889.41
value per share

(1)  Additional securities registered hereby.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the Common Stock reported on the Nasdaq National Market on December 31, 2001.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 4, 2002

                             PRELIMINARY PROSPECTUS

                                14,157,630 Shares

                                VERTICALNET, INC.

                                  Common Stock


     This prospectus relates to the public offering, which is not being underwritten, of 14,157,630 shares of common stock that were issued to securityholders of Atlas Commerce, Inc. in connection with our acquisition of Atlas Commerce.

     The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "VERT." The last reported sale price of the shares on January 3, 2002 was $1.62 per share.

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          RISK FACTORS BEGIN ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

January __, 2002

                                TABLE OF CONTENTS



                                                                     Page

SUMMARY...............................................................1
RISK FACTORS..........................................................1
FORWARD-LOOKING STATEMENTS...........................................14
USE OF PROCEEDS......................................................14
SELLING SHAREHOLDERS.................................................14
PLAN OF DISTRIBUTION.................................................16
LEGAL MATTERS........................................................17
EXPERTS..............................................................17
ABOUT THIS PROSPECTUS................................................18
WHERE YOU CAN FIND MORE INFORMATION..................................18

                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

                                   Our Company

     Verticalnet, Inc. develops extended enterprise management applications that provide visibility into critical data, allowing organizations to communicate and collaborate more effectively across the extended value chain. Our Collaborative Sourcing applications offer a broad integrated sourcing solution delivered through a multi-party collaborative platform allowing customers to plan, execute, and manage the complete process of sourcing and procuring materials while collaborating with suppliers to share operational data throughout the purchase cycle. Our solutions are differentiated by our knowledge architecture, a leading-edge technology that enables the extraction, organization, and normalization of data in a timely and unobtrusive manner from disparate ERP and legacy systems across the extended enterprise. Our Small/Medium Business Group continues to be a leader in e-commerce enablement, with marketplace solutions that connect buyers and suppliers online through its 59 industry-specific marketplaces.

                                About Verticalnet

Principal Executive Offices:   Internet Address:

Verticalnet, Inc.              www.verticalnet.com (Information contained on
700 Dresher Road               our Web site is not a part of this
Horsham, Pennsylvania 19044    prospectus)
Phone: (215) 328-6100

                                  RISK FACTORS

OUR LIMITED OPERATING HISTORY AND EVOLVING REVENUE MODEL MAKE IT DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS AND EVALUATE OUR FUTURE PROSPECTS.

         Our relatively limited operating history, together with our evolving revenue model and rapid changes in our target markets, makes predicting our future operating results and evaluating our future prospects very difficult. For the three months ended September 30, 2001, approximately 70% of our overall revenues were generated primarily from sales of storefronts, marketplace managers and advertising on our industry marketplaces. In the foreseeable future, we expect to continue generating a significant percentage of our overall revenues from these sources, while generating additional revenues from enterprise software licensing and related services. We may not be able to sustain our current revenues or generate additional revenues as expected. If we do not sustain our current revenues or generate additional revenues in each of our current revenue streams, our business, financial condition and operating results will suffer.

WE MAY REQUIRE ADDITIONAL CAPITAL FOR OUR OPERATIONS AND OBLIGATIONS, WHICH WE MAY NOT BE ABLE TO RAISE OR, EVEN IF WE DO, COULD HAVE DILUTIVE AND OTHER NEGATIVE EFFECTS ON OUR SHAREHOLDERS.

         Although, based on our most recent projections, we believe our current level of liquid assets and the expected cash flows from contractual arrangements will be sufficient to finance our capital requirements and anticipated operating losses for at least the next 12 months, any projection of future long-term cash needs and cash flows are inherently subject to substantial uncertainty. We also have a $14.0 million put and call agreement with British Telecommunications whereby BT may sell its investment in Verticalnet Europe to us in March 2002. Our ability to use our stock to pay this obligation may be limited by our stock price and trading volume, so we may have to use cash to satisfy some or substantially all of this obligation. There is no assurance that our resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during this period. We may need, or find it advantageous, to raise additional funds in the future to fund our growth, pursue sales and licensing opportunities, develop new or enhanced products and services, respond to competitive pressures or acquire complementary businesses, technologies or services.

         If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced and shareholders will experience additional dilution. These new securities may also have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot be certain that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our operations adequately, promote our brand identity, take advantage of acquisition opportunities, develop or enhance products or services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, financial condition and results of operations.

WE MAY NEVER GENERATE AN OPERATING PROFIT.

         As of September 30, 2001, our accumulated deficit was approximately $1.0 billion. For the nine months ended September 30, 2001, we sustained a $639.7 million loss attributable to common shareholders (including preferred stock dividends). We expect to incur operating losses for the foreseeable future. We may never generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

WE MAY NOT DEVELOP SIGNIFICANT REVENUES FROM ENTERPRISE SOFTWARE LICENSING AND RELATED SERVICES, WHICH COULD ADVERSELY AFFECT OUR FUTURE REVENUE GROWTH AND ABILITY TO ACHIEVE PROFITABILITY.

         One of the many challenges we face in growing future revenues and achieving profitability is successfully refocusing our efforts on developing, enhancing and promoting our enterprise software solutions and related services. If we do not generate significant additional revenues from enterprise software licensing and related services, our business, financial condition and operating results will be impaired. Our ability to generate additional revenues depends on the overall demand for enterprise software solutions and related services, as well as general economic and business conditions. Suppressed demand for software solutions and related services caused by a weakening economy may result in less revenue growth than expected or even a decline in revenues. We cannot offer any assurances that we will be able to develop, enhance or promote our enterprise software solutions and related services effectively, whether as a result of general economic conditions or otherwise.

IF WE CANNOT FURTHER REDUCE OUR EXPENSES, OUR OPERATING RESULTS WILL SUFFER.

     Our limited operating history and our evolving revenue model make it difficult to predict our future operating expenses. If we cannot further reduce our expenses, our operating results will suffer. Some of our expenses are fixed, including those related to non-cancelable agreements, equipment leases and real estate leases. We have undertaken restructuring initiatives during 2001 in part to reduce operating expenses. These reductions in force may not sufficiently reduce our operating expenses to a level necessary to achieve an operating profit. In addition, we may not be successful in further identifying and eliminating redundancies within our business, or in streamlining our overall operations as necessary to reduce our expenses.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

         Our quarterly operating results are difficult to forecast and could vary significantly. We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied on as indicators of future performance. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall.

         We expect that our quarterly operating results will fluctuate significantly due to various factors, many of which are beyond our control, including:

     -    anticipated lengthy sales cycles for our products;

     -    the size and timing of individual license transactions;

     -    intense and increased competition in our target markets;

     - our ability to develop, introduce and bring to market new products and services, or enhancements to our existing products and services, on a timely basis;

     -    the level of demand for our products and services; and

     -    risks associated with past and future acquisitions.

         If we generate additional revenues from enterprise software licensing and related services as intended, our quarterly operating results will be substantially dependent on orders booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions could likewise cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels.

         In the course of our business, we may acquire securities of privately-held companies with whom we form strategic relationships. Our quarterly operating results may also fluctuate significantly due to accounting rules governing the treatment of these securities. Specifically, before the market value of these securities becomes readily determinable as a result of being tradable in a public market, they are carried on our consolidated balance sheet at cost. However, if these non-public securities become salable in the public market as a result of a transaction in which such securities are exchanged for public securities, accounting rules require us to record a non-operating gain or loss equal to the difference between our cost and the market value of the public securities received, regardless of whether we sell or retain the securities. Our holdings in public securities are then marked to market at the end of each quarter. If the market value of an equity security we own becomes readily determinable and we sell that security, we will realize a gain or loss on the transaction. These nonrecurring gains or losses may occur from time to time and could cause significant fluctuations in our quarterly results. Similarly, our quarterly results may also fluctuate if we determine that a decline in the fair value of one of our equity positions is other than temporary, which would require us to write down or write off the carrying value of those securities.

         During the nine months ended September 30, 2001, we recorded an aggregate of $218.6 million in impairment charges for other than temporary declines in the fair value of several of our cost method, equity method and available-for-sale investments, $195.4 million of which related to our investment in Converge.

WE MAY BE UNABLE TO MAINTAIN OUR LISTING ON THE NASDAQ NATIONAL MARKET, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE LIQUIDITY OF OUR COMMON STOCK.

         Our common stock is currently listed on the Nasdaq National Market, which has requirements for the continued listing of stock. One of the requirements is that our common stock maintain a minimum bid price of $1.00 per share. From late August to early October, 2001 the bid price for our common stock dropped below $1.00 for 36 consecutive trading days. However, on September 27, 2001, the Nasdaq Stock Market suspended the minimum bid price requirement until January 2, 2002. If our common stock trades below $1.00 for 30 consecutive trading days after the minimum bid price requirement is reinstated, or it fails to meet any of the other listing requirements, our common stock may be delisted from the Nasdaq National Market and the trading market for our common stock could decline, which could depress our stock price and adversely affect the liquidity of our common stock.

IF OUR STRATEGIC RELATIONSHIP WITH CONVERGE DOES NOT PROVIDE THE CASH FLOW AND OTHER BENEFITS WE EXPECT, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

         If we are ultimately unable, for any reason, to receive cash payments expected from Converge and realize the other expected benefits from our strategic relationship with Converge, our business, financial condition and results of operations will be materially and adversely affected.

         We believe this relationship offers validation of our business strategy and opportunities to generate additional revenues in our enterprise software business. However, we may never generate significant additional revenues or realize any of the other benefits expected from this relationship. If we fail to enter into additional material software licensing transactions, our financial condition and operating results will be adversely affected.

         Currently, a significant portion of our future cash flow requirements are expected to be met through scheduled payments from Converge. A failure by Converge to make all or a part of these payments on a timely basis, including any restructuring of these payments (whether in terms of amount, timing or otherwise) could have a material negative effect on our ability to meet our cash flow requirements.

WE ANTICIPATE LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR SOFTWARE
OFFERINGS.

         We anticipate our sales cycles for our enterprise software offerings to average approximately six to nine months. In selling our products, we may be asking potential customers in many cases to change their established business practices and conduct business in new ways. In addition, potential customers must generally consider additional issues, such as product benefits, ease of installation, ability to work with existing technology, functionality and reliability, before committing to purchase our products. Additionally, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer, which frequently requires approval at a number of management levels within the customer organization. Likewise, the implementation and deployment of our enterprise software products requires a significant commitment of resources by our customers and our professional services organization. The challenges we face in attempting to obtain commitments and approvals from our customers may be exacerbated by worsening economic conditions in general and in our target markets, as well as by competition from other software solution providers whose brands, products and services may be better known to, and more widely accepted by, potential customers than ours.

WE EXPECT TO RELY ON THIRD PARTIES TO IMPLEMENT OUR PRODUCTS.

         We expect to rely increasingly on third parties to implement our products at customer sites. If we are unable to establish and maintain effective, long-term relationships with implementation providers, or if these providers do not meet the needs or expectations of our customers, our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which could significantly limit our ability to meet our customers' implementation needs. A number of our competitors have significantly more well-established relationships with third parties that we may potentially partner with. As a result, these third parties may be more likely to recommend competitors products and services rather than our own. In addition, we would not be able to control the level and quality of service provided by our implementation partners.

NEW VERSIONS AND RELEASES OF OUR PRODUCTS MAY CONTAIN ERRORS OR DEFECTS.

         Our enterprise software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

OUR TARGET MARKETS ARE EVOLVING AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, WHICH WE MAY NOT BE ABLE TO KEEP PACE WITH.

         The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services and features of our marketplace products and enterprise software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our marketplace products and enterprise software products or introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our industry marketplaces or enterprise software products, or if our improvements, enhancements, offerings or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third party technologies useful in our business, which we may not be able to do.

WE MAY ULTIMATELY BE UNABLE TO COMPETE IN THE MARKETS FOR THE PRODUCTS AND SERVICES WE OFFER.

         The markets for our products and services are intensely competitive. Increased competition may result in reduced margins and loss of market share, either of which could seriously harm our business. We expect the intensity of competition in our target markets to increase as the amount of e-commerce transacted over the Internet grows, current competitors expand their product and service offerings and new competitors enter the market.

         Examples of increased competition we expect to face include the following:

          - Several companies offer competitive industry marketplaces and supplier enablement applications. Additional companies may offer competing industry marketplaces on a standalone or portfolio basis. Our Small/Medium Business group also competes for a share of a customer's advertising budget with online services and traditional offline media, such as print publications and trade associations.

          - Our enterprise software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers.

         Many of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. Our competitors may also develop products or services that are superior to, or have greater market acceptance than, ours. If we are unable to compete successfully against our competitors, our business, financial condition and operating results would be negatively impacted.

WE MAY NOT REALIZE ANY RETURN ON, AND MAY EVEN SUFFER A COMPLETE LOSS OF, OUR EQUITY INTERESTS IN CONVERGE AND OUR STRATEGIC PARTNERS.

         The sale of Verticalnet Exchanges to Converge in exchange for, among other things, equity in Converge made us the largest stockholder in Converge. In the quarter ended September 30, 2001, Converge undertook a strategic restructuring of its operations, which ultimately resulted in us taking a $195.4 million impairment charge to write down our investment in Converge. In addition to our equity ownership of Converge, we also have equity interests in other companies. We may never realize any return on our equity interests in Converge or these other entities. In fact, we may suffer a complete loss of these equity interests, which would materially and adversely affect our business, financial condition and operating results. Our ability to realize a return on any of these equity positions is far from certain, given that these companies have limited financial and other resources, yet are subject to many of the same risks and uncertainties that we face in our business, including limited operating histories, evolving revenue models and uncertain market acceptance of their products and services. Moreover, we are often unable to require terms and conditions related to equity interests in our strategic partners (e.g., board membership or observer rights) that are particularly favorable to us vis-a-vis other investors.

ACQUISITIONS MAY NEGATIVELY IMPACT OUR BUSINESS.

         We have grown, and may continue to grow, our business through acquisitions that complement our existing products and services. If we are unable to complete future acquisitions, our business, financial condition and operating results could be negatively impacted. We may not be able to identify additional suitable businesses that are available for sale at reasonable prices or on reasonable terms. Even if we are able to identify appropriate acquisition candidates, we may not be able to negotiate the terms of any acquisition successfully, finance the acquisition or integrate the acquired business (including its products, services, technologies or personnel) into our existing business operations.

         Our acquisition strategy is also subject to numerous other risks including, without limitation, the following:

          - acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

          - we may acquire companies in markets in which we have little experience;

          - we may not be able to retain key employees from acquired companies or from our own company after the acquisition, and may face competition from employees that leave before or after an acquisition is complete;

          - to pay for acquisitions, we may be required to issue equity securities, which may be dilutive to existing shareholders, or we may be required to incur debt or spend cash, which would negatively impact our liquidity and could impair our ability to fund our operations;

          - we may not realize any return on our investment in the acquired companies and may even lose our entire investment and incur significant additional losses;

          - our share price could decline following market reaction to our acquisitions; and

          - our interest deductions may be disallowed for federal income tax purposes.

IF OUR ADVERTISING REVENUES DECLINE, OUR BUSINESS WOULD SUFFER.

         We currently rely on revenues generated from the sale of advertising on our industry marketplaces for a material portion of our revenues. If we are not able to increase or even maintain our current level of advertising revenues, our business may suffer. Our ability to increase or maintain our advertising revenues depends on many factors, including, without limitation:

          - general economic conditions and their impact on demand for online advertising;

          - acceptance of the Internet as a legitimate, effective and measurable medium for business advertising and e-commerce;

          - the development of a large base of users on our industry marketplaces who possess demographic characteristics attractive to advertisers;

          -    changes in industry pricing practices for advertising;

          -    the evolving focus of our sales and marketing efforts; and

          - our ability to build and maintain relationships with third-party advertisement delivery services and technology providers.

         Other factors could also adversely affect our advertising revenues and, thus, impair our business, financial condition and operating results. For example, widespread use of "filter" software programs that limit access to our storefronts and other hosted solutions from the Internet user's browser could deter companies from advertising on the Internet. Additionally, no standards have been widely accepted to measure the effectiveness of Internet advertising. If such standards do not develop, companies may not continue their current levels of Internet advertising, or if they are not currently advertising on the Internet, they may be reluctant to do so.

         For some of our customers, we provide extended payment terms over the length of the contract, rather than collecting the entire payment up front. To the extent that these amounts are not collected, our advertising revenues, bad debt expense and cash flows may be negatively impacted. We also have barter arrangements where we provide banner advertisements, storefronts and newsletter sponsorships to some of our customers in exchange for advertising on their Web sites or in their publications. If our barter arrangements do not continue, our advertising revenues may decline. For the nine months ended September 30, 2001, approximately $6.3 million, or 6.2%, of our reported revenue, was generated by barter advertising arrangements.

THE CONTENT ON OUR INDUSTRY MARKETPLACES MAY NOT ATTRACT A SIGNIFICANT NUMBER OF USERS WITH DEMOGRAPHIC CHARACTERISTICS VALUABLE TO ADVERTISERS.

         Our future success depends in part upon our ability to deliver compelling business content on our industry marketplaces that will attract a significant number of users with demographic characteristics valuable to advertisers. Our inability to deliver business content that attracts a loyal user base with demographic characteristics attractive to advertisers could impair our business, financial condition and operating results. We face the challenge of delivering content that is attractive to users in an environment characterized by rapidly changing user preferences, as well as the ease with which users can freely navigate and instantly switch among a large number of Web sites, many of which offer content that may be more attractive than ours. If we cannot consistently anticipate or respond quickly to changes in user preferences or distinguish our content from that offered on other Web sites, we may never attract a significant number of users with demographic characteristics that advertisers are seeking.

OUR FAILURE TO BUILD AND MAINTAIN RELATIONSHIPS WITH THIRD-PARTY CONTENT PROVIDERS MAY IMPAIR OUR OPERATING RESULTS.

         We have relied on, and expect to rely increasingly on, third parties such as freelance authors, trade publications and news wires to provide content for our industry marketplaces. It is critical to our business that we maintain and build existing and new relationships with content providers. However, we may not be able to do so, which could result in decreased traffic on our industry marketplaces and decreased advertising revenues. Many of our agreements with content providers are for initial terms of one to two years. Content providers may choose not to renew the agreements or terminate the agreements early if we do not fulfill our contractual obligations. Moreover, like our existing agreements with some of our content providers, our new and renewal agreements for third-party content may be non-exclusive, which means that competitors may offer the same content we offer or similar content. Additionally, the terms of any new or renewal agreements we enter into may be less favorable to us than our existing agreements. In particular, as competition for content increases, the licensing fees we pay to our content providers may correspondingly increase, which would negatively impact our operating results.

IF WE DO NOT DEVELOP THE "VERTICALNET" BRAND AND OUR OTHER BRANDS, OUR REVENUES COULD DECREASE.

         To be successful, we must establish and strengthen the awareness of the "Verticalnet" brand and our other brands. If our brand awareness is weakened, it could decrease the attractiveness of our products and services to our suppliers, buyers and users, which could result in decreased revenues. We believe that brand recognition will become increasingly important in the future with increasing competition between Internet sites and e-commerce solution providers. If customers do not begin to associate secondary meaning with our brands, then our ability to gain market share will be diminished, which could impair our business, financial condition and operating results.

IF WE ARE UNABLE TO PROVIDE OUR SUPPLIERS, BUYERS AND USERS WITH NEW CUSTOMER LEADS, OUR INDUSTRY MARKETPLACE STRATEGY WILL NOT SUCCEED.

         To enable suppliers, buyers and users to obtain new customer leads through our industry marketplaces, we currently are responsible for loading suppliers' product information into our database and categorizing the information for search purposes. This process entails a number of risks, including dependence on our suppliers to provide us in a timely manner with accurate, complete and current information about their products and to update this information promptly when it changes. The actual loading of this product information in our database may be delayed, depending upon a number of factors, including the formatting of the data provided to us and our ability to further automate and expand our operations to load the data accurately in our product database.

         We are generally obligated under our supplier agreements to load and update product data into our database within a specified period of time following its delivery. While we intend to further automate the loading and updating of supplier data on our system, we may not be able to do so in a timely manner, in part because achieving the highest level of this automation is dependent upon our suppliers automating their delivery of product data to us. If our suppliers do not provide us in a timely manner with accurate, complete and current information about the products we offer, our database may not be useful to our customers and users as a tool for new customer leads. Although we screen our suppliers' information before we make it available to our customers and users, we cannot guarantee that the product information available in our database will always be accurate, complete and current, or comply with governmental regulations. Any resulting exposure to liability or decreased adoption and use of our industry marketplaces could reduce our revenues and therefore have a negative effect on our business, results of operations and financial condition.

WE MAY HAVE REDUCED STAFFING LEVELS TO LEVELS THAT ARE NOT ADEQUATE TO CONDUCT OUR BUSINESS.

         The number of our employees has declined significantly since December 31, 2000, primarily as a result of reductions in force instituted to reduce operating expenses and to implement strategic changes in our business. Current staffing levels may not be sufficient to adequately meet our business requirements. We may incur additional expenses to hire consultants or increase staffing levels in the future. Fluctuations in staffing levels and use of consultants may have a negative effect on our business, results of operations and financial condition.

RISK OF FAILURE OF OUR COMPUTER AND COMMUNICATIONS HARDWARE SYSTEMS.

         The performance of our computer and communications hardware systems is critical to our business and reputation, as well as our ability to provide high quality customer service and attract and retain customers, suppliers, users and strategic partners. Any system interruptions that cause our industry marketplaces to be unavailable may reduce their attractiveness to users, buyers and suppliers and could impair our business, financial condition and operating results.

OUR INTERESTS MAY CONFLICT WITH THOSE OF INTERNET CAPITAL GROUP, OUR LARGEST SHAREHOLDER, WHICH MAY AFFECT OUR BUSINESS STRATEGY AND OPERATIONS NEGATIVELY.

         As a result of its stock ownership and board representation, Internet Capital Group is in a position to affect our business strategy and operations, including corporate actions such as mergers or takeover attempts, in a manner that could conflict with the interests of our public shareholders. At November 1, 2001, Internet Capital Group beneficially owned 25,318,644 shares, or approximately 25.5%, of our common stock, which includes 250,000 shares of our common stock underlying $5.0 million of our 5 1/4% convertible subordinated debt, and 478,624 shares of our common stock underlying warrants issued to Internet Capital Group prior to our initial public offering. One representative of Internet Capital Group is a member of our board of directors. We may compete with Internet Capital Group for Internet-related opportunities as it seeks to expand its number of business-to-business assets, in part through acquisitions and investments. Internet Capital Group, therefore, may seek to acquire or invest in companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions or investments, we have no current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated director, may deter companies from partnering with us and may limit our business opportunities.

INTERNET CAPITAL GROUP MAY HAVE TO BUY OR SELL OUR STOCK TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940, WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         To avoid registration under the Investment Company Act of 1940, Internet Capital Group may need to continue to own more than 25% of our voting securities and to continue to have a representative on our board of directors. Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company's voting securities and is the largest stockholder of such company. A company may be required to register as an investment company if more than 45% of its total assets consist of, and more than 45% of its income/loss and revenue attributable to it over the last four quarters is derived from, ownership interests in companies it does not control. Internet Capital Group has publicly stated that it is not feasible to be regulated as an investment company because the Investment Company Act rules are inconsistent with their corporate strategy. As a result of our shares issued in the merger with Atlas Commerce, Internet Capital Group's ownership interest in us is expected to fall below 25%. If its ownership interest falls below 25%, Internet Capital Group may need to purchase additional voting securities to return to an ownership interest of at least 25% in order to avoid having to register as an investment company. The possible need of Internet Capital Group to maintain a 25% ownership position could adversely influence its decisions regarding actions that may otherwise be in the best interests of our public shareholders.

         Additionally, significant changes in Internet Capital Group's ownership of our common stock could adversely affect our common stock's market price. For example, rather than purchase additional voting securities as described in the preceding paragraph, Internet Capital Group may choose to liquidate its position entirely to avoid having to register as an investment company. If Internet Capital Group sells all or part of its investment in us, whether to comply with the Investment Company Act of 1940, to raise additional capital or otherwise, then the market price of our common stock could fall.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL WHOM WE MAY NOT BE ABLE TO RETAIN, AND WE MAY NOT BE ABLE TO HIRE ENOUGH ADDITIONAL PERSONNEL TO MEET OUR NEEDS.

         We believe that our success depends on continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected.

         Our success also depends on having a highly trained technical staff, sales force and customer service organization. We will need to continue to hire personnel with the skill sets necessary to operate our business as we refine our business strategies and as our business grows. Competition for personnel, particularly for employees with technical expertise, is intense. A shortage in the number of trained technical personnel, salespeople and customer service professionals could limit our ability to design, develop and implement our products, increase sales of our existing products and services and make new sales as we offer new products and services. Ultimately, our business, financial condition and operating results will be impaired if we cannot hire and retain suitable personnel.

OUR SUCCESS DEPENDS ON THE DEVELOPMENT OF THE E-COMMERCE MARKET, WHICH IS UNCERTAIN.

         Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the marketplace and depends on the increased acceptance and use of the Internet as a medium of commerce. If e-commerce does not grow or grows more slowly than expected, our business will suffer. Our long-term success depends on widespread market acceptance of e-commerce.

         A number of factors could prevent such acceptance, including the following:

          - buyers may be unwilling to shift their purchasing to online solutions;

          - the necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed;

          - buyers and suppliers may be unwilling to use online vendors due to security and confidentiality concerns;

          - increased government regulation or taxation may adversely affect the viability of e-commerce;

          - insufficient availability of, or changes in, telecommunication services could result in slower response times or inconsistent service quality;

          - online transactions generally lack the human contact that offline transactions offer; and

          - lack of availability of cost-effective, high-speed Internet service.

SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING E-COMMERCE.

         The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence. Concerns regarding security of transactions and transmitting confidential information over the Internet may negatively impact our business. We believe that concerns regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevent many potential customers from engaging in online transactions. If we do not add sufficient security features to future product releases, our products may not gain market acceptance or we may incur additional legal exposure. We have included basic security features in some of our products to protect the privacy and integrity of customer data, such as password requirements for access to portions of our industry marketplaces. We currently use authentication technology, which requires passwords and other information to prevent unauthorized persons from accessing a supplier's information. We also use encryption technology, which transforms information into a "code" designed to be unreadable by third parties, to protect confidential information such as credit card numbers in commerce transactions.

         Despite the measures we have taken, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more prevalent, our suppliers will become more concerned about security. Our failure to address these concerns adequately could impair our business, financial condition and operating results.

LIMITED INTERNET INFRASTRUCTURE MAY HARM OUR BUSINESS.

         The significant growth of Internet traffic over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. These problems are caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. If our existing or potential suppliers and users experience frequent outages or delays on the Internet, our business may grow more slowly than we expect or even decline. Our ability to grow our business is limited by and depends upon the reliability of both the Internet and the internal networks of our existing and potential suppliers, buyers and users. If improvements in the infrastructure supporting both the Internet and the internal networks of our users, buyers and suppliers are not made timely, we may have difficulty obtaining new customers or maintaining our existing ones, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS.

         Proprietary rights are important to our success and our competitive position. We may be unable to register, maintain and protect our proprietary rights adequately or to prevent others from claiming violations of their proprietary rights. As of November 1, 2001, we own and use 16 trademarks registered with the United States Patent and Trademark Office ("PTO"). Additionally, we have 28 applications for registration of various trademarks pending with the PTO. We have 10 state trademark registrations. Outside of the United States, as of November 1, 2001, we own and use 6 trademarks registered with various foreign patent and trademark offices. Likewise, as of November 1, 2001, we have 12 patent applications pending with the PTO and 6 international applications pending. Additionally, we own 1485 tLD domain names and 124 ccTLD/gTLD domain names. Lastly, as of November 1, 2001, we have 56 copyrights registered with the Library of Congress ("LOC") and 19 applications for registration of various copyrights pending with the LOC.

         Certain proprietary technology underlying our software is the subject of pending patent applications. Our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. In addition, effective patent, copyright and trade secret protection of our software may be unavailable or limited in certain countries.

         Generally, our domain names for our industry marketplaces cannot be protected as trademarks because they are considered "generic" under applicable law. In addition, effective copyright, trademark, patent and trade secret protection may be unavailable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties, which makes it possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content and indemnification from those third parties; however, this may not adequately protect us. Any of these claims, regardless of their merit, could subject us to costly litigation and divert the attention of our technical and management personnel.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR PUBLISHING OR DISTRIBUTING CONTENT OVER THE INTERNET.

         Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content they offer. We may be subject to legal claims relating to the content on our industry marketplaces, or the downloading and distribution of such content. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. In addition, some of the content provided on our industry marketplaces is drawn from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Our business, financial condition and operating results could suffer materially if costs resulting from these claims are not covered by our insurance or exceed our coverage.

SEVERAL LAWSUITS HAVE BEEN BROUGHT AGAINST US AND THE OUTCOME OF THESE LAWSUITS IS UNCERTAIN.

         Several lawsuits have been brought against us and the underwriters of our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for this offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend against these lawsuits. No assurance can be given as to the outcome of these lawsuits.

WE ARE SUBJECT TO GOVERNMENT REGULATION THAT EXPOSES US TO POTENTIAL LIABILITY AND NEGATIVE PUBLICITY.

         It is also possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. These laws and regulations may, for example, cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, access charges and information security. The enactment of such laws could have a negative effect on our business, financial condition and operating results.

         We post our privacy policy and practices concerning the use and disclosure of user data on our industry marketplaces. Any failure by us to comply with our posted privacy policy, Federal Trade Commission ("FTC") requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others which could potentially have an adverse effect on our business, results of operations and financial condition.

WE MAY NOT HAVE SUFFICIENT CASH FLOW FROM OPERATIONS TO SERVICE OUR DEBT.

         As of September 30, 2001, we had approximately $22.4 million in long-term debt (including $21.7 million of our outstanding 5 1/4% convertible subordinated debentures due 2004). Currently, we are not generating sufficient cash flow from our operations to satisfy our annual debt service payment obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT OR FUTURE SHAREHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

         If our shareholders or optionholders sell substantial amounts of our common stock in the public market, including shares issued in connection with completed or future acquisitions or upon the exercise of outstanding options and warrants, then the market price of our common stock could fall.

         As of November 1, 2001, the holders of up to approximately 27,353,408 shares of common stock, warrants to purchase 2,127,038 shares of common stock and 107,675 shares of Series A preferred stock, which are convertible into approximately 1,239,428 shares of common stock, have demand and/or piggyback registration rights. Under the terms of the Series A preferred stock, we may elect to pay the dividends payable thereunder by issuing shares of Series A preferred stock or shares of common stock, rather than paying cash dividends. As of September 30, 2001, cumulative dividends of $9.3 million had been earned by the holder of our Series A preferred stock, of which $7.7 million were paid in the form of additional shares of Series A preferred stock and the remainder of which are accrued and remain payable. The shares of common stock underlying any dividended shares of Series A preferred stock and any dividended shares of common stock are also subject to demand and piggyback registration rights. The exercise of such rights could adversely affect the market price of our common stock.

         We have filed a shelf registration statement to facilitate our acquisition strategy, as well as registration statements to register shares of common stock under our stock option and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF US DIFFICULT.

         Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

OUR COMMON STOCK PRICE IS LIKELY TO REMAIN HIGHLY VOLATILE.

         The stock market in general, and the market for stocks of Internet-related and technology companies in particular, have been highly volatile. The market price of our common stock and our daily trading volume have been, and will likely continue to be, similarly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet-related companies' stocks reached historical highs in early 2000 and reflected relative valuations substantially above historical levels. Since that time, many of these companies' stocks have also recorded lows well below their historical highs. Our stock may not trade at the same levels as other Internet-related or technology stocks.

         Factors that could cause such volatility may include, among other things:

          - general economic conditions, including suppressed demand for technology and related services;

          -    actual or anticipated variations in quarterly operating results;

          -    announcements of technological innovations;

          -    new products or services;

          -    changes in financial estimates by securities analysts;

          - conditions or trends in business-to-business usage of the Internet or the software and related services industry;

          - changes in the market valuations of other Internet, software or technology companies;

          -    failure to meet analysts' or investors' expectations;

          - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

          -    capital commitments;

          -    additions or departures of key personnel; and

          - sales of common stock or instruments convertible into common stock.

         Many of these factors are beyond our control. These factors may cause the market price of our common stock to fall, regardless of our operating performance.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH INTEREST RATE CHANGES AND CHANGES IN THE MARKET VALUE OF OUR INVESTMENTS.

         Our exposure to market risk related changes in interest rates relates primarily to our investment portfolio. We invest in instruments that meet high quality credit standards, as specified in our investment policy. The policy also limits the amount of credit exposure we may have to any one issue, issuer or type of investment. As of September 30, 2001, our portfolio of investments included $52.6 million in cash and cash equivalents. Due to the conservative nature of our investment portfolio, we believe that a sudden change in interest rates would not have a material effect on the value of the portfolio. We estimate that if the average yield of our investments had decreased by 100 basis points, our interest income for the nine months ended September 30, 2001 would have decreased by less than $0.4 million. This estimate assumes that the decrease occurred on the first day of the year and reduced the yield of each investment instrument by 100 basis points. The impact on our future interest income and future changes in investment yields will depend largely on the gross amount of our investment portfolio.

         We invest in equity instruments of privately-held companies for business and strategic purposes. These investments are included in other investments and are accounted for under the cost method when ownership is less than 20% and we do not have the ability to exercise significant influence over operations. As of September 30, 2001 we hold cost method investments of approximately $23.6 million, of which our Converge investment is $19.6 million. For these investments in privately-held companies, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the recoverability of the carrying values. We identify and record impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. During the nine months ended September 30, 2001, we recorded $206.2 million of impairment charges for other than temporary declines in the fair value of several of our cost method investments. Approximately $195.4 million of the impairment charge was related to a third quarter write-down of our Converge investment. Since our initial investment, certain of these investments in privately-held companies have become marketable equity securities upon the investees' completion of initial public offerings or the acquisition of the investee by a public company. Such investments, most of which are in the Internet industry, are subject to significant fluctuations in fair market value due to the volatility of the stock market. As of September 30, 2001, the fair market value of these investments included in short-term and long-term investments was $1.1 million.

         In connection with Ariba's acquisition of Tradex Technologies, Inc., we received Ariba common stock. In July 2000, we entered into forward sale contracts relating to our investment in Ariba. Under these contracts, we pledged our shares of Ariba's common stock to the counterparty for a three-year period in return for approximately $47.4 million of cash. At the conclusion of the three-year period, we have the option of delivering either cash or the pledged Ariba shares to satisfy the forward sale. However, we will not be required to deliver shares in excess of those we pledged. If we choose to deliver Ariba shares to satisfy the forward sale, the number of Ariba shares to be delivered at maturity may vary depending on the then market price of Ariba's common stock. We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Our risk of loss in the event of nonperformance by the counterparty under the forward sales contract is not considered to be significant. Although the forward sales contract exposes us to market risk, fluctuations in the fair value of these contracts are mitigated by expected offsetting fluctuations in the value of the pledged securities.


                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page 1 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock offered through this prospectus.

                              SELLING SHAREHOLDERS

     The shares of common stock were issued by Verticalnet in connection with the acquisition of Atlas Commerce, Inc. Such transaction was exempt from the registration requirements of the Securities Act. Verticalnet has agreed with each selling shareholder to file the registration statement to register for resale the shares of common stock set forth below. None of the selling shareholders has had a material relationship with Verticalnet within the past three years other than as a result of the ownership of our shares or other securities.

      The following table sets forth information, as of December 28, 2001, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the common stock. Because the selling shareholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling shareholders upon completion of this offering. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock.

                                            SHARES BENEFICIALLY OWNED
                  NAME                           BEFORE OFFERING        SHARES OFFERED HEREBY
                  ----                           ---------------        ---------------------
Arzoon.com, Inc                                        11,114                    11,114
J.D. Edwards & Co.                                    111,149                   111,149
UniStar, LLC                                           36,968                    36,968
Churchill Downs Investment Corp.                       23,525                    23,525
National Thoroughbred Racing Association                6,721                     6,721
Hammer and Company                                      2,222                     2,222
Internet Investment Partnership                       117,818                   117,818
Adam L. Lemoine LLC                                     2,222                     2,222
Perch Bay I, LLC                                       88,919                    88,919
Progress Capital, Inc.                                  1,995                     1,995
Safeguard 2000 Capital L.P.                         9,359,409                 9,359,409
Safeguard 2001 Capital L.P.                         1,163,694                 1,163,694
Alford, Edgar L.                                        3,334                     3,334
Alvarez, Lynne A.                                         444                       444
Balestri, Ray and Heather                               2,222                     2,222
Barr, Jack                                             22,229                    22,229
Bartlett, John                                         13,337                    13,337
Baumann, Michael                                      145,883                   145,883
Bolling, Robert                                         3,175                     3,175
Bossidy, Lawrence                                      88,919                    88,919
Boumendil, Claude                                       2,222                     2,222
Bucheleres, John                                        5,557                     5,557
Mark Byrd Irrevocable Deed of Trust                     5,080                     5,080
Mark Byrd Friends & Family Trust                       15,242                    15,242
Byrd, Mark                                            600,209                   600,209
Jennifer Byrd Irrevocable Deed of Trust                 5,080                     5,080
Byrd, Jennifer Marie                                   85,743                    85,743
Byrd, Timothy                                          33,344                    33,344
Cannon, James                                           3,810                     3,810
Casper, Kenneth                                         1,270                     1,270
Chretien, Francois                                      4,445                     4,445
Demas, Theodore                                         5,557                     5,557
Dev, Vishva                                             3,334                     3,334
Dildy, Gary                                             2,222                     2,222
DiLeonardo, Frank                                       3,175                     3,175
Dupuis, Alain                                          12,350                    12,350
Fesnak, Robert                                          3,334                     3,334
Gabriele, Franklin                                      9,527                     9,527
Gaeto, Mark                                             2,222                     2,222
Hanger, John                                           39,791                    39,791
Hanger Family Irrevocable Trust                         4,668                     4,668
Hecox, James                                            5,779                     5,779

Holland, Joseph                                       711,357                   711,357
Holland, Lilianne                                      25,564                    25,564
Landry, Blake                                           1,111                     1,111
Landry, Mark                                           53,351                    53,351
Landry, Scott                                           1,111                     1,111
Laux, Douglas                                           6,351                     6,351
Mangiardi, Eric                                         3,704                     3,704
Mitts, Lester                                           4,445                     4,445
Morice, Jack                                            2,222                     2,222
Neuchterlein, Jeffrey                                  12,702                    12,702
O'Connell, Gerald                                      88,919                    88,919
Paolino, Salvatore                                         69                        69
Papanicolauo, Michael                                   3,334                     3,334
Pastore, John                                           8,891                     8,891
Pelisson, Gilles                                       12,350                    12,350
Phelan, David                                          88,919                    88,919
Poulin, Jeffrey                                         2,469                     2,469
Prescott, Bruce                                         7,780                     7,780
Rabinowitz, Michael                                       592                       592
Reester, Jeffrey  K. and Joan M. (JTWROS)               6,668                     6,668
Reester, Kevin                                        177,839                   177,839
Robbins, Christopher                                      800                       800
Seliga, John                                               27                        27
Siegfried, Steve                                       31,788                    31,788
Smart, James                                            3,334                     3,334
Swanson, Tim                                           16,672                    16,672
The Tiernan Family Trust                               22,229                    22,229
The Tiernan's Children's Trust                          5,080                     5,080
Tiernan, Daniel                                       598,302                   598,302
Tiernan, Amy                                           85,743                    85,743
Von Novak, Thomas                                      51,962                    51,962
Wallaesa, Harry                                        31,788                    31,788
Welsh, Cathy                                              666                       666
Winandy, P. and Lacy, M.                               22,229                    22,229
Zimmerman, Lee                                          8,002                     8,002
                                                   ----------                ----------
Total                                              14,157,630                14,157,630
                                                   ==========                ==========

                              PLAN OF DISTRIBUTION

      The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The common stock may be sold by one or more of, or a combination of, the following:

      - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

      - an exchange distribution in accordance with the rules of such exchange;

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

      -     in privately negotiated transactions.

      In connection with the sale of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      Our common stock is listed for trading on the Nasdaq National Market. We intend to list the common stock offered through this prospectus for trading on the Nasdaq National Market.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

      To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                  LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by our general counsel, James W. McKenzie, Jr.

                                     EXPERTS

      The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              ABOUT THIS PROSPECTUS

      No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

      The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

      We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

      (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001.

      (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 14, 2001.

      (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the Commission on August 13, 2001.

      (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Commission on November 14, 2001.

      (e) The Company's Current Reports on Form 8-K, as amended, filed with the Commission since December 31, 2000.

      (f) The description of the Common Stock of the Company contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

      If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 700 Dresher Road, Horsham, Pennsylvania 19044, Attention: James W. McKenzie, Jr.,
(215) 315-3592.

      In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

      You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

      Our common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning Verticalnet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                VERTICALNET, INC.

                                14,157,630 SHARES

                                 OF COMMON STOCK




                                   PROSPECTUS

                                January __, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated expenses of the issuance and distribution of the securities offered hereby, all of which will be paid by Verticalnet, Inc.

        Registration fee .....................................        $ 4,889.41
        Printing fees ........................................          5,000.00
        Legal fees ...........................................          7,000.00
        Accounting fees ......................................         15,000.00
        Miscellaneous ........................................         10,000.00
                                                                      ----------
        Total ................................................        $41,889.41
                                                                      ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company's Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company's directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director, the provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

      In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnifications not prohibited by Pennsylvania law or any other applicable law.

      Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

      Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

      The indemnification and advancement of expenses provided by, or granted pursuant to Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

      The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

      The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS.

      (a) The following exhibits filed as part of this registration statement are as follows:

                                    EXHIBITS

               Exhibit Number                     Description
               --------------                     -----------
                  4.1(1)            Registration and Lock-Up Agreement dated
                                    December 28, 2001 between Verticalnet, Inc.
                                    and the shareholders of Atlas Commerce, Inc.

                  5.1               Opinion of James W. McKenzie, Jr., Esq.
                                    regarding the legality of the securities being registered

                  23.1              Consent of KPMG LLP

                  23.2              Consent of James W. McKenzie, Jr., Esq.
                                    (included in his opinion filed as Exhibit
                                    5.1 hereto)

                  24.1 Power of Attorney (included on signature page to this Registration Statement)

(1) Filed as an exhibit to the Registrant's report on Form 8-K filed January 4, 2002.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

      (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

      (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HORSHAM, PENNSYLVANIA AS OF JANUARY 4, 2002.

                                   VERTICALNET, INC.


                                   By: /s/ Michael J. Hagan
                                       -----------------------------------------
                                           Michael J. Hagan
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, THAT EACH INDIVIDUAL WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS MICHAEL J. HAGAN AND JAMES W. MCKENZIE, JR., OR EITHER OF THEM, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME WITH ALL EXHIBITS THERETO, AND ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING SAID ATTORNEY-IN-FACT AND AGENT, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMESIS, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT AND AGENT OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

         Signature                             Title                          Date
         ---------                             -----                          ----
/s/  Mark L. Walsh             Chairman of the Board and Director       January 4, 2002
----------------------------
     Mark L. Walsh


/s/  Michael J. Hagan          President, Chief Executive Officer       January 4, 2002
----------------------------   and Director (principal executive
     Michael J. Hagan          officer)


/s/  David Kostman             Chief Operating Officer and Chief        January 4, 2002
----------------------------   Financial Officer (principal financial
     David Kostman             officer and accounting officer)


/s/  Jeffrey C. Ballowe        Director                                 January 4, 2002
----------------------------
     Jeffrey C. Ballowe


/s/  Walter W. Buckley, III    Director                                 January 4, 2002
----------------------------
     Walter W. Buckley, III

/s/  Howard D. Ross            Director                                 January 4, 2002
----------------------------
     Howard D. Ross


/s/  Robert F. Bernstock       Director                                 January 4, 2002
----------------------------
     Robert F. Bernstock


/s/  Kevin McKay               Director                                 January 4, 2002
----------------------------
     Kevin McKay


                               Director
----------------------------
     Satya Nadella